January 7, 2011

U.S. Securities and Exchange Commission
Attn: John Stickel, Attorney Adviser
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Hunt for Travel, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed December 10, 2010 File No. 333-169802

Dear Mr. Stickel,

We represent Hunt for Travel, Inc., (the “Company,” “we,” “us,” or “our”). By letter dated December 22, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on December 10, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

Prospectus Summary, page 1

1.	We note your response to our prior comment 1 and reissue in part. Please revise to disclose your revenues, assets and losses for your most recent audited period and interim stub.

Response: We have revised the prospectus summary section to include the disclosure of the Company’s revenues, assets and losses for the most recent audited period and interim stub period.

Selling Security Holders, page 6

2.
We note your disclosure on page 6 that the selling security holders hold 1,865,000 shares of common stock as of December 6, 2010. Please reconcile the number of shares of common stock held by your selling security holders as of December 6, 2010 with the number of shares of common stock in your offering or advise.

Response: The disclosure has been revised to indicate the selling shareholders hold 1,887,500 shares of common stock.

Description of Business, page 9

3.
We note your response to our prior comment 9 and reissue in part. Please revise to clarify when you will accomplish each step of your business plan. For example, you state that you hope to have your website operational in 60 days. Please clarify as to whether you expect to have the website operational 60 days from the completion of the offering, from the effectiveness of the registration statement or some other date.

Response: The Company has added disclosure setting forth its plan to have its website operational in the first quarter of 2011 along with its marketing strategy.

4.
We note your response to prior comment 10 and reissue in part. Please clarify what you mean by “cultivating relationships” on page 10. In addition, we note your disclosure on page 13 that you intend to charge minimal commissions while the marketing of core services is finalized. Please revise to disclose in your timeline.

Response: The Company has added the following disclosure discussing “cultivating relationships”:
The company also expects to spend some money cultivating relationships which means meeting with and talking with as many tour operators as is possible to see who has the offerings appropriate for the companies clientele and the operators who can be trusted to deliver what they promise
A timeline has also been included.

Marketing and Sales, page 10

5.
Please add your intended marketing and sales activities disclosed on page 10 to your business plan and provide a timeline and estimated budget for accomplishing each of these marketing and sales activities.

Response: The intended marketing timeline has been added to the business plan and includes a timeline and budgeting.

6.	Please revise the last sentence on page 10 to state that it is your belief that promoting such tours and excursions will help you achieve success with early clients.

Response: We have revised the last sentence on page 10 to include “it is our belief.”

7.	Please revise to remove the words “well known” and “long histories of success” from the last paragraph on page 10 as these words are subjective.

Response: The words “well known” and “long histories of success” have been removed from the last paragraph of page 10.

Notes to Financial Statements, page F-6

Note 3. Commitments, page F-9

8.
Refer to prior comment 15. As previously requested, please revise to disclose whether the party with whom you entered into a consulting agreement is affiliated with or related to the Company or its officer and, if so, in what manner.

Response: The disclosure has been added stating that the consulting agreement was entered into with a non-affiliated party.

Executive Compensation, page 15

9.
We note your response to our prior comment 12 and reissue. Please include a footnote disclosing all assumptions made in the valuation of the stock awards issued to Ms. Hunter by reference to a discussion of those assumptions in your financial statements.

Response: A footnote has been added disclosing that the valuation of the stock awards issued to Ms. Hunter was based on the assumptions in Note 2(c) of the Company’s June 30, 2010 financial statements.

10.	Please revise to include your Long-Term Incentive Plan as an exhibit in your next amendment of advise.

Response: The Company does not currently have a Long Term Incentive Plan.

Recent Sales of Unregistered Securities, page II-2

11.
Please reconcile your disclosure on page II-2 that you completed an offering in June 2010 of 1,887,500 shares of your common stock with your disclosure on page F-18 that in August 2010 and September 2010 you issued 22,500 shares of common stock and that in June 2010 you issued 1,865,000 shares of common stock.

Response: The disclosure has been revised to indicate the offering was completed in September.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/Gregg E. Jaclin
      Gregg E. Jaclin